Teva Reports Positive Results from Pivotal Phase III Study to Evaluate Hydrocodone Bitartrate
Extended-Release Tablets (CEP-33237) for Moderate to Severe Chronic Low Back Pain

Data provides promise for a twice-daily, acetaminophen-free hydrocodone designed with potential abuse-deterrent properties

Jerusalem, April 30, 2014 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced positive results from a pivotal Phase III study of hydrocodone bitartrate extended-release tablets designed with Teva’s proprietary technology providing potential abuse-deterrent properties (CEP-33237). The results showed significant improvement in the treatment of patients’ chronic low back pain as measured by both weekly average Worst Pain Intensity (WPI) and weekly Average Pain Intensity (API) scores. CEP-33237 is an investigational twice-daily, acetaminophen-free hydrocodone formulation in development for the management of pain severe enough to require daily, around-the-clock, long-term opioid treatment and for which alternative treatment options are inadequate.

Study 3103 utilized a randomized, double-blind, placebo controlled randomized-withdrawal design to evaluate the efficacy and safety of an abuse-deterrent formulation of extended-release hydrocodone bitartrate at doses ranging from 30mg to 90mg every 12 hours. All patients (both placebo and active arms) were administered CEP-33237 in an open label phase to identify the maintenance dose that provided adequate analgesia with acceptable tolerability. Responders were then randomized to receive either placebo or their identified maintenance hydrocodone dose. The trial measured the changes in patients’ weekly average WPI between randomization and week 12 of treatment.

After randomization, patients who continued receiving CEP-33237 maintained their improved WPI score whereas patients who were randomized to receive placebo had a significant worsening of their WPI compared to baseline (0.07 for CEP-3327 vs. 0.71 for placebo, p<0.001). Significant improvement in patients’ pain scores for the weekly API was also achieved (p<0.001) when an analysis was performed in patients randomized to continue receiving CEP-33237 in comparison to those randomized to receive placebo.

“There’s a significant need for an acetaminophen-free, extended-release hydrocodone formulation with potential abuse-deterrent properties,” said clinical investigator Martin Hale, M.D., medical director of Gold Coast Research, L.L.C. “While no technology can completely eliminate abuse, this abuse-deterrent formulation of hydrocodone is a potential positive step in the right direction.”

CEP-33237 demonstrated a safety profile in this study that is consistent with the known safety profile of hydrocodone and other opioid analgesic therapies. Reported adverse events occurring five percent more often in hydrocodone-treated patients versus placebo included gastrointestinal (e.g. constipation) and central nervous system (e.g. somnolence) events. The potential abuse-deterrent properties of CEP-33237 were confirmed in previously conducted in vitro and pharmacokinetic studies and a human abuse liability study. Teva’s proprietary technology with potential abuse-deterrent properties is designed with the intent to reduce the abuse liability of opioid products. CEP-33237 has been formulated in this technology platform and has been evaluated to measure vulnerability against physical manipulations, chemical extractions and multi-step chemical extractions, as well as the “likeability” of a manipulated tablet in a clinical abuse potential study.

“With more than 100 million Americans living with the distress of chronic pain, patients, clinicians and society as a whole have a real need for effective opioid therapies,” said Michael Hayden, Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “CEP-33237 is an example of Teva’s commitment to responding to the healthcare needs of patients and society alike through the development of treatment options that support responsible pain management.”

Teva expects to submit a New Drug Application (NDA) for CEP-33237 to the U.S. Food and Drug Administration (FDA) by the end of 2014. These are top-line results from this trial and it is intended that additional data from this trial will be published in scientific literature and also presented at forthcoming medical congresses.

About Teva
Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially COPAXONE® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; our potential exposure to product liability claims that are not covered by insurance; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; uncertainties related to our recent management changes; the effects of increased leverage and our resulting reliance on access to the capital markets; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; the impact of continuing consolidation of our distributors and customers; significant impairment charges relating to intangible assets and goodwill; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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